SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001 -21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 14TH, 2009

DATE, TIME AND PLACE: On December 14th, 2009, at 09:30 am, at Alameda Santos, No. 2.233, in the City and State of São Paulo.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Mario Cesar Pereira de Araujo, Luca Luciani and Andrea Sandro Calabi, members of the Company’s Board of Directors. Pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, Messrs. Gabriele Galateri di Genola, Carmelo Furci, Stefano de Angelis and Maílson Ferreira da Nóbrega attended the meeting by means of conference call. It shall be recorded hereby the justified absence of Mr. Manoel Horácio Francisco da Silva. Also attended the meeting Messrs. Miguel Roberto Gherrize, Chairman of the Statutory Audit Committee, Claudio Zezza, Chief Financial and Investor Relations Officer, Antonino Ruggiero, Chief Wholesale Officer, and Alessandra Catanante, General Secretary of the Board of Directors.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) to examine, discuss and approve, as supported by an accounting valuation report and an economic valuation report, based on audited Financial Statements, the merger of Holdco Participações Ltda. (“Holdco”) into the Company (the “Merger”), by means of which the Company will then hold the totality of the quotas issued by Intelig Telecomunicações Ltda. (“Intelig”); (2) to examine, discuss and ratify the appointment of the specialized company responsible for the valuation report of Holdco’s net equity, as well as the financial institution responsible for the economic valuation report; (3) to examine and discuss the Opinion from the Company’s Statutory Audit Committee concerning the Merger; (4) to examine, discuss and approve the Protocol and Justification of the Merger; (5) to authorize the publication of a material fact notice pursuant to CVM Ruling No. 319/99; (6) to call an Extraordinary Shareholders’ Meeting of the Company for December 30th, 2009, to examine and resolve on the Merger; and (7) other matters related to the items of the agenda or even of general interest to the Company.

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RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous vote: (1) approve the Merger proposal, ad referendum of the Shareholders’ Meeting of the Company to be called upon pursuant to item (6) below, as supported by (a) valuation reports of Holdco’s and the Company’s net equity at book value and at market value, prepared by ACAL Consultoria e Auditoria S.S., a simple company, with head office at Avenida Rio Branco, No. 181, 18th floor, Downtown, in the City and State of Rio de Janeiro, enrolled with the CNPJ/MF under No. 28.005.734/0001 -82 (“ACAL”); and (b) valuation reports of the Company and Intelig at economic value, prepared by Banco Merrill Lynch de Investimentos S.A. (“Banco Merrill Lynch”), which shall be submitted for approval by the aforementioned Shareholders’ Meeting of the Company; (2) ratify, ad referendum of the Shareholders’ Meeting of the Company to be called upon pursuant to item (6) below, the appointment and hiring of (a) ACAL, for preparation of the valuation report of Holdco’s net equity at book value, on the base-date of November 30th, 2009, and (b) Banco Merrill Lynch, for preparation of the valuation reports on the Company and Intelig, on the base-date of November 30th, 2009, at their respective economic values, using the method of discounted cash flow brought to present value, for purposes of obtaining a suitable parameter for valuation of the Company and Intelig and consequent gauging of the substitution ratio of the quotas issued by Holdco by shares issued by the Company within the scope of the Merger; (3) once the Chairman of the Company’s Statutory Audit Committee has pronounced the Opinion from that entity related to the Merger and stating that they are satisfied with the information presented in connection with the analysis of the transaction by the aforementioned entity; (4) approve the “Protocol and Justification of the Merger of Holdco Participações Ltda. into TIM Participações S.A.”, authorizing the members of the Company’s Executive Officers to (a) execute the referred instrument in its version hereby approved; and (b) practice any other corporate, legal and fiscal acts deemed necessary in relation to the Merger proposal and its implementation, while it is certain that the terms and conditions set forth therein, including the substitution ratio of the quotas issued by Holdco by shares issued by the Company, have been equally approved by the Board Members. It shall be recorded hereby that the Merger proposal described herein shall be submitted for resolution by the Shareholders’ Meeting of the Company, which shall also examine the amendment of the Section 5th of the Company’s By-Laws, in order to reflect the increase of the Company’s capital stock by R$ 516,724,650.57 (five hundred and sixteen million, seven hundred and twenty-four thousand, six hundred and fifty reais and fifty-seven centavos), through the issuance of (a) common shares representative of up to 5.14% (five point fourteen per cent) of the total number of shares of this kind; and (b) preferred shares representative of up to 5.14% (five point fourteen per cent) of the total number of shares of this kind, to be conferred upon to JVCO Participações Ltda., sole quotaholder of Holdco, by virtue of the Merger; (5) authorize the members of the Company’s Executive Officers to arrange for the publication

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of a material fact notice addressing the matters hereby approved related to the Merger, in compliance with the provisions of CVM Ruling No. 319/99 and CVM Ruling No. 358/02; (6) call an Extraordinary Shareholders’ Meeting of the Company to be held at first call at 09:00 am on December 30th, 2009, at the Company’s headquarters, to address the proposal for the Merger of Holdco into the Company, on the terms proposed herein and of the Call Notice hereby approved; and (7) no other matter was resolved by the Board Members.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Carmelo Furci, Stefano de Angelis, Maílson Ferreira da Nóbrega and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

São Paulo (SP), December 14th, 2009.

ALESSANDRA CATANANTE
General Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.